

TIAA CREF
FINANCIAL SERVICES FOR THE GREATER GOOD™

Teachers Insurance and Annuity Association of America
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Evan Giller
General Counsel – Institutional Client Services
(212) 916-4653

September 27, 2006

Michael L. Kosoff
Staff Attorney - Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re: TIAA Separate Account VA-3
Individual and Group Variable Insurance Contracts
Teachers Insurance and Annuity Association of America
Registration Statement on Form N-4 (File No. 333-134820)

Dear Mr. Kosoff:

Teachers Insurance and Annuity Association of America (the "Company"), on its own behalf and on behalf of TIAA Separate Account VA-3 (the "Separate Account"), acknowledges the following with respect to the above-referenced filing:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

TIAA Separate Account VA-3 Tandy Letter 9-06

www.tiaa-cref.org 8500 Andrew Carnegie Blvd., Charlotte, NC 28262

If you have any questions or further comments, please call the undersigned at (212) 916-4653 or Mary E. Thornton at (202) 383-0698.

Sincerely,



Evan Giller

cc: Mary E. Thornton, Esq.
Peter A. Weinberg, Esq.